Exhibit 99.3

RISK FACTORS

Our operations and financial results, and an investment in American Depositary Shares, or ADSs, representing our ordinary shares or our ordinary shares, are subject to various risks and uncertainties including those described below.  You should carefully consider these risks, in addition to the other information contained in the Form 6-K to which these Risk Factors are furnished and our other filings with the Securities and Exchange Commission. The Risk Factors set forth below amend those Risk Factors included as Exhibit 99.4 to the Form 6-K furnished on August 14, 2018.  The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of ADSs representing our ordinary shares or our ordinary shares could decline and an investor in our ADSs representing our ordinary shares or our ordinary shares may lose all or part of such investor’s investment.

Risks Relating to Our Business

Following our announcement of top-line results from our Phase 2 clinical trial of PR022 for the treatment of Atopic Dermatitis (AD), we have discontinued the further development of all of our drug development programs and have begun a review of potential strategic alternatives, including the potential sale of the Company.

On September 17, 2018, we announced that our results of our Phase 2 clinical trial of PR022 in AD showed a statistically significant efficacy signal in a sub-population treated with the higher dose formulation. However, the results did not meet our threshold for continued investment and, as such, we decided to discontinue further development of all of our drug development programs, which are all based on our proprietary HOCl technology. We have engaged MTS Health Partners to act as our advisor to assist in exploring potential strategic alternatives, which may include the potential sale of the Company, as we seek to maximize the value of our assets including the growing Vashe® wound care royalty stream and our FDA approved anti-itch hydrogel, which had been marketed as Aurstat™. Our discontinuation of the development of all of our drug development programs and our exploration of strategic alternatives, including the potential sale of the Company, represent material changes in our business strategy, which we may not be able to execute effectively, on our intended timeline or at all.  These changes in business strategy and any failure to so execute it may impact the price and volatility of our publicly traded ordinary shares and ADRs representing such shares.

We may not be successful in obtaining value from our current assets or potential future assets.

We are exploring potential strategic alternatives to maximize the value of our assets. However, while we previously successfully developed and sold businesses focused on supermarket retail and endoscope decontamination based on our HOCl technology, we may not be successful in doing so in the future with our current assets. Specifically, we may not be able to obtain any value from our assets including the Vashe wound care royalty stream and our FDA 510(k)-cleared anti-itch hydrogel, which was marketed as Aurstat or such realization of value may be lower than it otherwise would have been because of our negotiating position. Additionally, we may not be successful in potential attempts to in-license or acquire assets or to undertake a broader corporate transaction to deliver value to shareholders in connection therewith. If we are not successful in obtaining value from our current assets or potential future assets, the value of our Company and your investment in our ordinary shares will suffer.

We have incurred significant losses and negative cash flow since our inception. We expect to continue to incur losses and may never achieve or maintain profitability.

Since inception, we have incurred significant net losses and negative cash flows from operations. We incurred net losses from continuing operations of $5.1 million, $10.5 million and $10.6 million, and negative cash flows from continuing operations of $6.7 million, $9.5 and $10.1 million for the years ended December 31, 2016 and 2017 and the six months ended June 30, 2018 respectively. As of June 30, 2018, we had an accumulated deficit of $198.0 million. We have no pharmaceutical products in clinical development or approved for commercialization.

We may never be able generate revenue that is significant enough to achieve profitability. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business and / or continue our operations. A decline in the value of our Company could also cause you to lose all or part of your investment in our ordinary shares and / or your ADSs representing our ordinary shares.

We may not be successful in potential attempts to in-license or acquire further assets or to undertake a broader corporate transaction to deliver value to shareholders.

We may seek to in-license or acquire additional product candidates potentially for dermatological and other indications. We may not be able to develop or identify product candidates that are safe, tolerable and effective. Even if we are successful in our product candidate acquisition efforts, the potential product candidates that we identify, in-license or acquire may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. Additionally, the failures of our recent Phase 2 trials may negatively impact our Company’s reputation or negotiating position in in-licensing or acquiring assets under competitive circumstances.

HOCl is inherently unstable.

HOCl is formed from the dissolution of chlorine in water. The form of chlorine changes from Cl2 to HOCl to OCL- depending on the pH of its environment. HOCl is the form in which chlorine predominantly exists at a pH range of 4.0 to 6.5. This presents a challenge to the stability, and therefore the marketability, of our product containing HOCl. While we have been granted patents regarding the stabilization of HOCl, there can be no assurance that we will be able to develop and manufacture one or more formulations of HOCl that provide a sufficient shelf-life sufficient for commercial purposes based on such technology. To achieve a commercially viable shelf-life for such products containing HOCl may require a significant investment of money and resources, as well as time to develop, test and potentially patent, new formulations and packaging designs. Cold-chain maintenance may also be required to be instituted in the supply chain in order to maintain the necessary shelf life.

We rely on a small team of key management.

We rely on small management and research and development teams. In particular, we rely on the efforts of our Chief Executive Officer, Alex Martin, our Chief Financial Officer and Chief Operating Officer, Marella Thorell, and our Chief Medical Officer, Dr. Christian Peters. While we have entered into employment agreements with certain executive officers, each of these employees may terminate their employment with us at any time. We do not maintain “key person” insurance for either of these executive officers. We have reduced our workforce, including those in research and development, in order conserve cash resources while undertaking our strategic review. The loss of key members of our management team, including as a result of the recently announced strategic review of our business, could result in a delay of our strategic plans or require us to incur additional costs to recruit and / or train replacements, either of which could have a material adverse effect on our business or the outcome of the strategic review.

We may become subject to claims in connection with past asset dispositions.

We sold our Supermarket Retail business in October 2016. In connection with this transaction, we provided customary representations, warranties and covenants and related indemnities to counterparties. Although we are not aware of any outstanding matters that would reasonably form a basis for a claim related to this transaction, circumstances may arise that could result in a claim against us by counterparties pursuant to our indemnification obligations thereunder and the underlying representations, warranties and covenants. If we become subject to liability based upon such contractual obligations or otherwise and we are required to indemnify the counterparties, it could have a material adverse effect on our business and financial position.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure if we commercially sell any products. If we cannot successfully defend ourselves against claims that our products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards paid to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

We currently hold $10 million in product liability insurance coverage in the aggregate, with a per incident limit of $10 million, which may not be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Our business and operations would suffer in the event of computer system failures, cyberattacks or a deficiency in our cybersecurity.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyberattacks or cyber intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability and damage to our reputation.

Risks Relating to Intellectual Property Matters

If we are unable to obtain or protect our intellectual property rights, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect our intellectual property. The issuance, scope, validity, enforceability, strength and commercial value of patents in the pharmaceutical field involves complex legal and scientific questions and can be uncertain. Some patent applications that we own may fail to result in issued patents with claims that cover products in the U.S. or in foreign jurisdictions. If this were to occur, early generic competition could be expected against any product candidates in development. There may be relevant prior art relating to our current or future patents and patent applications which could invalidate a patent or prevent a patent from issuing based on a pending patent application.

We have in-licensed certain intellectual property, including patents, from Dr. Vitold Bakhir relating to electrochemical cell devices for production of HOCl. While our licenses are exclusive at least within our field and require cooperation from the licensor to enforce the licensed patents, there is no guarantee that these patents will be successfully enforced against competitors, or that the licensor will fully comply with the terms of the license, including obligations relating to patent enforcement and defense of the patents. Further, we have sublicensed certain intellectual property licensed from Dr. Bakhir to Chemstar Corp. for certain unrelated fields, including rights to enforce this intellectual property in these fields. Enforcement of the intellectual property in the sublicensed fields could compromise or result in invalidation of some or all of the intellectual property sublicensed to Chemstar Corp.

The patent prosecution process is expensive and time consuming. We may not be able to prepare, file, and prosecute all necessary or desirable patent applications for a commercially reasonable cost or in a timely manner or in all jurisdictions. It is also possible that we may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Further, there are other companies pursuing HOCl related technologies. These third parties may file patent applications or disclose concepts relevant to our technology before we are able to file our patent applications, and thus these third party patents and disclosures may constitute prior art against our patents and applications. Moreover, depending on the terms of any future in licenses to which we may become a party, we may not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain or enforce the patents, covering technology in licensed from third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how, information, or technology that is not patentable or is difficult to patent, including processes and information relating to our manufacturing programs for which patents are difficult to enforce or would not provide a competitive advantage. Although we generally require all of our employees to assign their inventions to us, and all of our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed, or that our trade secrets and other confidential proprietary information will not be disclosed, or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements, or security measures may be breached, and we may not have adequate remedies for any breach. Also, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA is considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future. Furthermore, we have sold certain of our businesses over the past few years, pursuant to which licenses were granted to the acquirers of such businesses to utilize certain of our intellectual property rights, including rights to produce and market HOCl for particular purposes. We have also out-licensed our intellectual property to certain third parties. If the licensees do not respect the terms of such agreements, including limitations as to the field of use, then we could be adversely affected due to the loss of potential business opportunities outside the scope of those granted to the licensees, or we could be subject to non-contractual disclosure of such information. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

We may enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.

Filing and prosecuting patent applications and defending patents covering our HOCl technology in all countries throughout the world would be prohibitively expensive. While we have filed patent applications in jurisdictions that we believe are important to our business, our patent position in these jurisdiction may not be the same as our position in the U.S. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as those in the U.S. or Europe.

In addition, we may decide to abandon national and regional patent applications before grant. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the U.S., but may issue as patents with claims of different scope or may even be refused in other jurisdictions. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

While we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market products using our HOCl technology. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize any products using our HOCl technology in all of our expected significant foreign markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition from others in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the U.S. and Europe, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property rights, which could make it difficult for us to stop the infringement of our future patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our future patents.

Our ability to obtain patents is highly uncertain because, to date, some legal principles remain unresolved, there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the U.S. and the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific, and factual issues. Changes in either patent laws or interpretations of patent laws in the U.S. and other jurisdictions or countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

Depending on actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have owned or licensed or that we might obtain in the future. An inability to obtain, enforce, and defend patents covering our proprietary technologies would materially and adversely affect our business prospects and financial condition.

Similarly, changes in patent laws and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we may obtain in the future. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the U.S. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the U.S. and abroad. For example, if the issuance to us, in a given country, of a patent covering an invention is not followed by the issuance, in other countries, of patents covering the same invention, or if any judicial interpretation of the validity, enforceability, or scope of the claims, or the written description or enablement, in a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in another country, our ability to protect our intellectual property in those countries may be limited. Changes in either patent laws or in interpretations of patent laws in the U.S. and other jurisdictions or countries may materially diminish the value of our intellectual property or narrow the scope of our patent protection.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and / or applications, including certain in-licensed patents, will be due to be paid to the USPTO and various government patent agencies outside of the U.S. over the lifetime of our patents and / or applications and patent rights we may obtain or apply for in the future. We rely on our outside counsel to coordinate payment of these fees. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply with procedural and formal requirements relating to our patents. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patents or patent applications, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market, and this circumstance could harm our business.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. If we initiate legal proceedings against a third party to enforce a patent covering our technology or any product candidates, the defendant could counterclaim that the patent covering such technology or product candidate is invalid and / or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity and / or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. In an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Third parties may also raise similar claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review, or IPR, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could be more expeditious or cost-effective for plaintiffs than a standard court proceeding, and could result in revocation of or amendment to our patents in such a way that they no longer cover our technology and any product candidates or similar products of our competitors. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and / or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could have a material adverse effect on our business.

Interference or derivation proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patent applications. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the U.S.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares and ADSs representing our ordinary shares.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which could have a material adverse effect on our business.

As any future product candidates progress toward commercialization, the possibility of a patent infringement claim against us increases. There can be no assurance that any future product candidates do not infringe other parties’ patents or other proprietary rights, and competitors or other parties may assert that we infringe their proprietary rights in any event. For instance, we are aware of a significant patent estate around HOCl. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to any future product candidates, including interference or derivation proceedings before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. There are third parties that hold significant patent estates relating to HOCl. While we do not believe these third party patent estates cover any of our technology, if we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue commercializing any future product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we may be unable to effectively market product candidates based on our technology, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. Alternatively, we may need to redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. Under certain circumstances, we could be forced, including by court orders, to cease commercializing any such product candidates. In addition, in any such proceeding or litigation, we could be found liable for substantial monetary damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed. A finding of infringement could prevent us from commercializing any such product candidates or force us to cease some of our business operations, which could harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

We may be subject to claims challenging the inventorship or ownership of our future patents and other intellectual property.

We may also be subject to claims that former employees, collaborators, or other third parties have an ownership interest in our patent applications, our future patents or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our HOCl technology. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Relating to our Ordinary Shares and our ADSs Representing Ordinary Shares

The price of ADSs representing our ordinary shares or our ordinary shares may be volatile and may fluctuate due to factors beyond our control.

The trading market for publicly traded clinical stage drug development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of ADSs representing our ordinary shares or our ordinary shares may fluctuate significantly due to a variety of factors, including:

•	announcements or developments in connection with the strategic review of our business;

•	technological innovations or commercial product introductions by us or competitors;

•	changes in U.S. and international government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;

•	financing events, or our inability to obtain financing, or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	general market conditions in the biopharmaceutical and pharmaceutical industries or in the economy as a whole; or

•	other events and factors, many of which are beyond our control.

In addition, we cannot assure investors that our ordinary shares will continue to be traded on AIM. If such trading were to cease, certain investors may decide to sell their ordinary shares, which could have an adverse impact on the price of the ordinary shares and the ADSs representing our ordinary shares. For so long as our ordinary shares are traded on AIM and Nasdaq, it is possible that relatively small trades on AIM or Nasdaq could disproportionately affect the trading price of our ordinary shares on AIM and of ADSs representing our ordinary shares on Nasdaq due to the current limited trading volume of our ordinary shares on AIM and Nasdaq.

These and other market and industry factors may cause the market price and demand for ADSs representing our ordinary shares or our ordinary shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs representing our ordinary shares or ordinary shares and may otherwise negatively affect the liquidity of ADSs representing our ordinary shares or our ordinary shares. In addition, the U.S. and UK stock markets in general, and the equities of emerging companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past in the U.S., when the market price of a security has been volatile, holders of that security have sometimes instituted securities class action litigation against the issuer. If any of the holders of ADSs representing our ordinary shares or our ordinary shares were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities.

We are incurring increased costs as a result of operating as a company with securities listed in the U.S. in addition to the UK, and our senior management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a company with securities listed in the U.S. in addition to the UK, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting, insurance and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting beginning with our second annual report to be filed with the U.S. Securities and Exchange Commission, or SEC. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. We anticipate that the process to document and evaluate our internal control over financial reporting will be both costly and challenging.

To date, there has been limited public market for ADSs representing our ordinary shares, and an active market may not develop in which investors can resell such ADSs.

Although the ADSs are listed for trading on the Nasdaq Global market, to date there has been limited public market for ADSs representing our ordinary shares although our ordinary shares have traded on AIM since 2014 and prior to that on the main market of the London Stock Exchange since 2006. We cannot predict the extent to which an active market for ADSs representing our ordinary shares will develop or be sustained or how the development of such a market might affect the market price for our ordinary shares on AIM.

Fluctuations in the exchange rate between the U.S. dollar and the pound sterling may increase the risk of holding the ADSs.

Our share price is quoted on AIM in pounds sterling, while the ADSs will trade on Nasdaq in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the pound sterling may result in temporary differences between the value of the ADSs representing our ordinary shares and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of the ADSs representing our ordinary shares would receive upon the sale in the UK of any shares withdrawn from the depositary receipts facility, and the U.S. dollar equivalent of any cash dividends paid, if any, in pounds sterling on our ordinary shares represented by the ADSs, could also decline.

Future sales, or the possibility of future sales, of a substantial number of ADSs representing our ordinary shares or our ordinary shares could adversely affect the price of such securities.

Future sales of a substantial number of ADSs representing our ordinary shares or our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of ADSs representing our ordinary shares and our ordinary shares. As of September 14, 2018, we had 116,561,917 ordinary shares issued and outstanding and 1,668,764 ADSs representing our ordinary shares outstanding. All of our ordinary shares are freely tradeable on AIM. Holders of all of our ordinary shares are able to deposit such ordinary shares with the depositary in exchange for ADSs representing such shares at the ratio of 25 ordinary shares to 1 ADS, which ADSs are freely tradeable.

If holders sell substantial amounts of ADSs representing our ordinary shares or ordinary shares in the respective public markets therefor, or if the market perceives that such sales may occur, the market price of ADSs representing our ordinary shares and our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Because we do not anticipate paying any cash dividends on our ordinary shares which underlie our ADSs in the foreseeable future, capital appreciation, if any, will be the sole source of gains on such securities and you may never receive a return on your investment.

Under the laws of England and Wales, a company’s accumulated realized profits must exceed its accumulated realized losses on a non-consolidated basis before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on ADSs representing our ordinary shares or our ordinary shares are expected to be the sole source of gains on such securities for the foreseeable future.

Securities traded on AIM may carry a higher risk than securities traded on certain other exchanges, which may impact the value of your investment.

Our ordinary shares are currently traded on AIM. Investment in equities traded on AIM is sometimes perceived to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the main market for listed securities of the London Stock Exchange. This is because AIM imposes less stringent corporate governance and ongoing reporting requirements than these other exchanges. In addition, AIM requires only half-yearly financial reporting, rather than the quarterly financial reporting required for U.S.-listed companies that are domestic registrants. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM-quoted companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes, and general economic, political, or regulatory conditions, and that prices may be volatile and subject to significant fluctuations. Therefore, the market price of ADSs representing our ordinary shares and our ordinary shares may not reflect the underlying value of our company.

Holders of ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in this prospectus, holders of ADSs representing our ordinary shares will not be able to exercise voting rights attaching to the underlying ordinary shares on an individual basis. Holders of ADSs representing our ordinary shares must appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares underlying such ADSs. Holders of ADSs representing our ordinary shares may not receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold such ADSs representing our ordinary shares through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary may not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs representing our ordinary shares may not be able to exercise voting rights and may lack recourse if such ADSs representing our ordinary shares are not voted as requested. In addition, holders of ADSs representing our ordinary shares will not be able to call a shareholders’ meeting.

Holders of ADSs representing our ordinary shares may not receive distributions on our ordinary shares underlying our ADSs or any value for them if it is illegal or impractical to make them available to such holders.

The depositary for ADSs representing our ordinary shares has agreed to pay to holders of such ADSs cash dividends or other distributions that it or the custodian receives on our ordinary shares after deducting its fees and expenses. Holders of ADSs representing our ordinary shares will receive these distributions in proportion to the number of our ordinary shares underlying their ADSs. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical for the depositary to make a distribution available to holders of ADSs representing our ordinary shares. We have no obligation to take any other action to permit the distribution of ADSs representing our ordinary shares, ordinary shares themselves, rights or anything else to holders of ADSs representing our ordinary shares. This means that holders of ADSs representing our ordinary shares may not receive any distributions that we make on our ordinary shares or any value from them if it is unlawful or impractical to make such distributions available to holders. These restrictions may negatively impact the trading value of ADSs representing our ordinary shares.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs representing our ordinary shares are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs representing ordinary shares generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor's negligence in failing to liquidate collateral upon a guarantor's demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

The rights accruing to holders of our ordinary shares may differ from the rights typically accruing to shareholders of a U.S. corporation.

We are incorporated under the law of England and Wales. The rights of holders of ordinary shares are governed by the laws of England and Wales, including the provisions of the U.K. Companies Act 2006, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See the sections entitled “Description of Share Capital and Articles of Association — Differences in Corporate Law” and “Description of Share Capital and Articles of Association — Articles of Association — Other U.K. Law Considerations — City Code on Takeovers and Mergers” in this prospectus for a description of the principal differences between the provisions of the U.K. Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the law of England and Wales. Certain of our directors reside outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. The U.S. and the UK do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the U.S., whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the UK. In addition, uncertainty exists as to whether English courts would entertain original actions brought in the UK against us or our directors predicated upon the securities laws of the U.S. or any state in the U.S. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the UK as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. As a result, U.S. investors may not be able to enforce against us or our certain of our directors, or certain experts named herein who are residents of the UK or countries other than the U.S., any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We currently qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to reporting obligations under the Exchange Act, that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the effectiveness of our registration statement in July 2018, we now report under the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, holders of ADSs representing our ordinary shares or holders of our ordinary shares may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we may follow UK corporate governance rules instead of certain corporate governance requirements of Nasdaq.

As a foreign private issuer, we may follow our home country corporate governance rules instead of certain corporate governance requirements of Nasdaq. For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

•	have a majority of the board of directors consist of independent directors as such term is defined by Nasdaq;

•	promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;

•	have a nominating committee that is fully independent, as defined by Nasdaq;

•	solicit proxies and provide proxy statements for all shareholder meetings; and

•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

For an overview of our corporate governance principles, including those which comply with certain of the requirements above, see the section entitled “Description of Share Capital and Articles of Association — Articles of Association.”

In accordance with our Nasdaq listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 of the Exchange Act, both of which also are applicable to Nasdaq-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the Audit Committee are “independent” using more stringent criteria than those applicable to us as a foreign private issuer.

To the extent we determine to follow UK corporate governance practices instead of Nasdaq governance requirements, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and Nasdaq’s corporate governance requirements applicable to a domestic issuer, and cause us to incur significant incremental legal, accounting and other expenses.

A significant portion of our shares are owned by U.S. residents and, following the effectiveness of our Nasdaq registration statement, an increased number of ordinary shares are expected to be beneficially owned by U.S. residents. Although we currently qualify as a foreign private issuer, in order to maintain this status, either (a) a majority of our ordinary shares, including ordinary shares represented by ADSs, must be either directly or indirectly owned of record by non-residents of the U.S. or (b)(i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50 percent of our assets must be located outside of the U.S and (iii) our business must be administered principally outside of the U.S. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will be significantly higher than the costs that we would incur as a foreign private issuer. As a result, we expect that the loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make ADSs representing our ordinary shares or our ordinary shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are required to report only two years of financial results and selected financial data in this prospectus compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of ADSs representing our ordinary shares and our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an emerging growth company as of the following December 31 (our fiscal year-end). We cannot predict if investors will find ADSs representing our ordinary shares or our ordinary shares less attractive because we may rely on these exemptions. If some investors find such securities less attractive as a result, there may be a less active trading market for ADSs representing our ordinary shares or our ordinary shares and the price of such securities may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of ADSs representing our ordinary shares or our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of ADSs representing our ordinary shares or our ordinary shares.

Management will be required to assess the effectiveness of our internal controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of ADSs representing our ordinary shares or our ordinary shares and the trading volume thereof could decline.

The trading market for ADSs representing our ordinary shares and our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not anticipate that any industry analysts in the U.S. will publish such research and reports in the U.S. about our ordinary shares or ADSs representing our ordinary shares. If no or too few securities or industry analysts commence or continue coverage on us, the trading price for ADSs representing our ordinary shares and our ordinary shares could be affected. If one or more of the analysts who cover us downgrade such ADSs representing our ordinary shares or ordinary shares or publish inaccurate or unfavorable research about our business, the trading price of ADSs representing our ordinary shares or our ordinary shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for ADSs representing our ordinary shares or our ordinary shares could decrease, which might cause the price of such securities and the trading volume thereof to decline.

Changes to tax laws could materially adversely affect our company.

On December 22, 2017 new legislation was signed into law (H.R. 1 "An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018," or the Tax Cuts and Jobs Act) that significantly revised the U.S. Internal Revenue Code of 1986, as amended, or the Code. The Tax Cuts and Jobs Act, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), implementation of a “base erosion anti-abuse tax” which requires U.S. corporations to make an alternative determination of taxable income without regard to tax deductions for certain payments to affiliates, taxation of certain non-U.S. corporations’ earnings considered to be “global intangible low taxed income,” or GILTI, repeal of the alternative minimum tax, or AMT, for corporations and changes to a taxpayer’s ability to either utilize or refund the AMT credits previously generated, changes to the limitation on deductions for certain executive compensation particularly with respect to the removal of the previously allowed performance based compensation exception, changes in the attribution rules relating to shareholders of certain “controlled foreign corporations,” limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the U.S. corporate income tax rate, the overall impact of the Tax Cuts and Jobs Act is uncertain and our business and financial condition could be adversely affected. The impact of the Tax Cuts and Jobs Act on holders of our ordinary shares or ADSs representing our ordinary shares is also uncertain and could be adverse. For example, recent changes in U.S. federal income tax law resulting in additional taxes owed by U.S. Holders (as defined below under “Material Income Tax Considerations — Material U.S. Federal Income Tax Considerations for U.S. Holders”) under the new GILTI tax rules or related to “controlled foreign corporations” may discourage U.S. investors from owning or acquiring 10% or greater of our outstanding ordinary shares (directly or in the form of ADSs representing our ordinary shares), which other shareholders may have viewed as beneficial or may otherwise negatively impact the trading price of our ordinary shares or ADSs representing our ordinary shares.

The tax treatment of the company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organisation for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our effective tax rates in the future in countries where we have operations and have an adverse effect on our overall tax rate in the future, along with increasing the complexity, burden and cost of tax compliance. We urge our shareholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our ordinary shares or ADSs representing our ordinary shares.

If we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, the consequences to U.S. holders of ADSs representing our ordinary shares or our ordinary shares may be adverse.

Based on our analysis of our income, assets, activities and market capitalization, we believe that we will likely be classified as a "passive foreign investment company," or PFIC, for the taxable year ended December 31, 2017, and we expect to continue to be a PFIC for our current taxable year. Under the Code, a non-U.S. company will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Material Income Tax Considerations — Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds our ordinary shares or ADSs representing our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs representing our ordinary shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or ADSs representing our ordinary shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section entitled “Material Income Tax Considerations - Material U.S. Federal Income Tax Considerations For U.S. Holders.”

If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares (directly or in the form of ADSs representing our ordinary shares), such U.S. Holder may be treated as a “U.S. shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. If such group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A U.S. shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder's U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a U.S. shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs representing our ordinary shares.